Allot Communications Responds to Bloomberg Story on
Unauthorized Resale of Equipment to Iran

Hod-Hasharon, Israel – December 23, 2011 – Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband service providers worldwide, today responded to an article which appeared in Bloomberg alleging that the company had sold equipment knowing it would be resold in Iran.

Allot’s corporate policy is to comply fully with Israeli and non-Israeli laws, including all applicable export laws and regulations.  The company’s products are not defense items and are designed and intended for the civil market.

Nevertheless, the company believes it is important to note that the Bloomberg article contains a number of inaccuracies. While Allot’s equipment is best in class network optimization and monetization, it is not designed for intrusive surveillance purposes. Its intent is to optimize internet traffic for Enterprises and Internet service providers by identifying and prioritizing applications. Our equipment lacks any capability to analyze or extract knowledge on the actual content of internet traffic.

Allot sells its products through a network of distributors and resellers worldwide. Each distributor is generally assigned with a specific territory and is authorized to market Allot’s products only within that territory. Beyond the contractual measures there is no electronic way for Allot to locate or disable its products after shipment, unless the end-user proactively initiates a connection.

The company is investigating the claims contained in the Bloomberg article.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent data traffic optimization and monetization solutions for fixed and mobile broadband operators and large enterprises. Allot's scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing Internet service delivery, enhancing user experience, containing operating costs, and enabling service providers to generate revenues from their broadband networks.  Allot's rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. For more information, please visit http://www.allot.com.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-54-221-1365
jkalish@allot.com